Exhibit 99.1

                                                LACLEDE GAS COMPANY
                                               STATEMENTS OF INCOME
                                                   (UNAUDITED)

(Thousands)
                                                                 Three Months Ended         Nine Months Ended
                                                                      June 30,                   June 30,
                                                                 2003         2002          2003          2002
                                                                 ----         ----          ----          ----
Operating Revenues:
  Utility                                                      $114,207      $87,284      $688,828      $527,297
  Other                                                             622          684         1,925         1,887
                                                           ------------------------------------------------------
      Total Operating Revenues                                  114,829       87,968       690,753       529,184
                                                           ------------------------------------------------------

Operating Expenses:
  Utility
    Natural and propane gas                                      60,293       41,565       442,054       313,274
    Other operation expenses                                     27,097       25,497        88,084        80,577
    Maintenance                                                   4,583        4,547        13,977        13,179
    Depreciation and amortization                                 5,579        6,106        16,668        18,741
    Taxes, other than income taxes                               11,553        9,752        48,260        41,088
                                                           ------------------------------------------------------
      Total utility operating expenses                          109,105       87,467       609,043       466,859
  Other                                                             600          713         1,873         1,892
                                                           ------------------------------------------------------
      Total Operating Expenses                                  109,705       88,180       610,916       468,751
                                                           ------------------------------------------------------
Operating Income (Loss)                                           5,124         (212)       79,837        60,433
Other Income and (Income Deductions) - Net                         (154)        (108)          802           608
                                                           ------------------------------------------------------
Income (Loss) Before Interest and Income Taxes                    4,970         (320)       80,639        61,041
                                                           ------------------------------------------------------

Interest Charges:
  Interest on long-term debt                                      4,945        5,205        15,355        15,615
  Other interest charges                                            799          841         2,867         3,451
                                                           ------------------------------------------------------
      Total Interest Charges                                      5,744        6,046        18,222        19,066
                                                           ------------------------------------------------------
Income (Loss) Before Income Taxes                                  (774)      (6,366)       62,417        41,975
Income Tax Expense (Benefit)                                       (827)      (2,987)       22,868        14,893
                                                           ------------------------------------------------------
Net Income (Loss)                                                    53       (3,379)       39,549        27,082
Dividends on Redeemable Preferred Stock                              16           16            47            52
                                                           ------------------------------------------------------
Earnings (Loss) Applicable to Common Stock                     $     37      $(3,395)     $ 39,502      $ 27,030
                                                           ======================================================

See notes to financial statements.

                                         LACLEDE GAS COMPANY
                                            BALANCE SHEETS

                                                                             June 30         Sept. 30
                                                                               2003            2002
                                                                             -------         --------
                                                                                   (Thousands)

                                                                           (UNAUDITED)
                        ASSETS
Utility Plant                                                               $1,018,482       $988,747
  Less: Accumulated depreciation and amortization                              406,482        394,371
                                                                        ------------------------------
    Net Utility Plant                                                          612,000        594,376
                                                                        ------------------------------

Other Property and Investments                                                  26,660         27,132
                                                                        ------------------------------

Current Assets:
  Cash and cash equivalents                                                      1,786          1,317
  Accounts receivable                                                           86,042         65,258
  Allowances for doubtful accounts                                              (5,121)        (3,718)
  Materials, supplies, and merchandise at avg. cost                              4,305          4,326
  Natural gas stored underground at LIFO cost                                   51,853         77,087
  Propane gas at FIFO cost                                                      12,473         14,712
  Delayed customer billings                                                     16,778              -
  Deferred income taxes                                                          6,332         12,305
  Prepayments and other                                                          5,858          2,515
                                                                        ------------------------------
    Total Current Assets                                                       180,306        173,802
                                                                        ------------------------------

Deferred Charges:
  Prepaid pension cost                                                         110,662        114,313
  Regulatory assets                                                             72,266         72,484
  Other                                                                          4,272          3,714
                                                                        ------------------------------
    Total deferred charges                                                     187,200        190,511
                                                                        ------------------------------
Total Assets                                                                $1,006,166       $985,821
                                                                        ==============================

See notes to financial statements.

                                     2



                                         LACLEDE GAS COMPANY
                                      BALANCE SHEETS (Continued)


                                                                             June 30         Sept. 30
                                                                               2003            2002
                                                                             -------         --------
                                                                        (Thousands, except share amounts)

                                                                            (UNAUDITED)
                 CAPITALIZATION AND LIABILITIES
Capitalization:
  Common stock and Paid-in capital (100 shares issued and
   outstanding)                                                            $   82,580        $ 82,579
  Retained earnings                                                           201,122         180,719
  Accumulated other comprehensive loss                                           (339)           (339)
                                                                         -----------------------------
    Total common stock equity                                                 283,363         262,959
  Redeemable preferred stock                                                    1,258           1,266
  Long-term debt (less sinking fund requirements)                             259,607         259,545
                                                                         -----------------------------
    Total Capitalization                                                      544,228         523,770
                                                                         -----------------------------

Current Liabilities:
  Notes payable                                                               143,863         118,870
  Accounts payable                                                             51,246          30,838
  Advance customer billings                                                         -          24,832
  Current portion of long-term debt                                                 -          25,000
  Taxes accrued                                                                27,718           9,495
  Unamortized purchased gas adjustment                                          1,898          22,976
  Other                                                                        30,226          32,597
                                                                         -----------------------------
    Total Current Liabilities                                                 254,951         264,608
                                                                         -----------------------------

Deferred Credits and Other Liabilities:
  Deferred income taxes                                                       154,809         156,924
  Unamortized investment tax credits                                            5,394           5,629
  Pension and postretirement benefit costs                                     20,489          14,658
  Other                                                                        26,295          20,232
                                                                         -----------------------------
    Total Deferred Credits and Other Liabilities                              206,987         197,443
                                                                         -----------------------------
Total Capitalization and Liabilities                                       $1,006,166        $985,821
                                                                         =============================

See notes to financial statements.

                                          LACLEDE GAS COMPANY
                                       STATEMENTS OF CASH FLOWS
                                             (UNAUDITED)

                                                                                  Nine Months Ended
                                                                                       June 30,
                                                                                 2003           2002
                                                                                 ----           ----
                                                                                     (Thousands)

Operating Activities:
  Net Income                                                                   $ 39,549       $ 27,082
  Adjustments to reconcile net income
   to net cash provided by (used in) operating activities:
    Depreciation and amortization                                                16,382         18,692
    Deferred income taxes and investment
     tax credits                                                                  4,794         (7,772)
    Other - net                                                                     618            685
    Changes in assets and liabilities:
      Accounts receivable - net                                                 (19,381)        16,983
      Unamortized purchased gas adjustments                                     (21,078)        (7,306)
      Deferred purchased gas costs                                                6,257         24,244
      Delayed customer billings - net                                           (41,610)        (8,496)
      Accounts payable                                                           20,408         (4,583)
      Taxes accrued                                                              18,223          7,979
      Natural gas stored underground                                             25,234         44,645
      Other assets and liabilities                                                4,618        (13,174)
                                                                          -----------------------------
          Net cash provided by operating activities                            $ 54,014       $ 98,979
                                                                          -----------------------------

Investing Activities:
  Construction expenditures                                                     (34,670)       (33,863)
  Employee benefit trusts                                                          (151)            76
  Other investments                                                                 395           (627)
                                                                          -----------------------------
          Net cash used in investing activities                                $(34,426)      $(34,414)
                                                                          -----------------------------

Financing Activities:
  Maturity of first mortgage bonds                                              (25,000)             -
  Issuance (repayment) of short-term debt - net                                  24,993        (46,540)
  Dividends paid                                                                (19,104)       (19,024)
  Preferred stock reacquired                                                         (8)          (395)
                                                                          -----------------------------
          Net cash used in financing activities                                $(19,119)      $(65,959)
                                                                          -----------------------------

Net Increase (Decrease) in Cash and Cash Equivalents                           $    469       $ (1,394)
Cash and Cash Equivalents at Beg of Period                                        1,317          3,223
                                                                          -----------------------------
Cash and Cash Equivalents at End of Period                                     $  1,786       $  1,829
                                                                          =============================

Supplemental Disclosure of Cash Paid (Refunded)
 During the Period for:

    Interest                                                                   $ 20,301       $ 19,264
    Income taxes                                                                 (4,299)        10,376

See notes to financial statements.

                             LACLEDE GAS COMPANY
                        NOTES TO FINANCIAL STATEMENTS

1.) Effective October 1, 2001, Laclede Gas Company (Laclede Gas or the Utility) and its subsidiaries became subsidiaries of The Laclede Group, Inc. (Laclede Group or the Company), an exempt holding company under the Public Utility Holding Company Act of 1935. See the Company's Annual Report on Form 10-K for the year ended September 30, 2002 for additional details on this restructuring.

         These notes are an integral part of the accompanying financial statements of Laclede Gas. In the opinion of Laclede Gas, this interim report includes all adjustments (consisting of only normal recurring accruals) necessary for the fair presentation of the results of operations for the periods presented. Certain prior-period amounts have been reclassified to conform to current-period presentation. This Form 10-Q should be read in conjunction with the Notes to Financial Statements contained in the Company's Fiscal Year 2002 Form 10-K.

2.) On October 3, 2002, the Missouri Public Service Commission (MoPSC or the Commission) approved a settlement reached among the parties to the 2002 rate case, filed by the Utility on January 25, 2002. The terms of the settlement included (1) an annual rate increase of $14 million effective on November 9, 2002; (2) a moratorium on additional rate filings until March 1, 2004; and (3) an innovative rate design that is expected to provide the Utility with the ability to recover its distribution costs, which are essentially fixed, in a manner that is significantly less sensitive to weather. The settlement also provided for, among other things, changes resulting in negative amortization of the depreciation reserve of $3.4 million annually effective from July 1, 2002 until the Utility's next rate case proceeding, minor changes in depreciation rates effective January 1, 2003, and changes in the regulatory treatment of pension costs primarily designed to stabilize such costs, effective during fiscal 2003. Also approved was an incentive program beginning in fiscal 2003 under which the Utility may achieve, under specific conditions, income related to management of its gas supply commodity costs. Previously deferred costs of $.3 million are being recovered and amortized on a straight-line basis over a ten-year period, without return on investment, effective with implementation of the new rates, in addition to certain amounts authorized previously.

3.) Laclede Gas is a natural gas distribution utility having a material seasonal cycle. As a result, these interim statements of income for Laclede Gas are not necessarily indicative of annual results or representative of succeeding quarters of the fiscal year. Due to the seasonal nature of the business of Laclede Gas, earnings are typically concentrated in the November through April period, which generally corresponds with the heating season. The Utility typically experiences losses during the non-heating season. The seasonal effect is expected to be tempered somewhat by the impact of the weather mitigation rate design implemented in November 2002.

4.) Net provisions (benefit) for income taxes was as follows during the periods set forth below:

                                 Three Months Ended       Nine Months Ended
                                      June 30,                June 30,
                                 ------------------       -----------------
                                   2003        2002         2003       2002
                                   ----        ----         ----       ----
                                                 (Thousands)
         Federal
           Current               $(2,875)    $(8,250)     $15,105     $19,382
           Deferred                1,757       5,596        4,000      (6,767)
         State and Local
           Current                   (39)     (1,324)       2,969       3,283
           Deferred                  330         991          794      (1,005)
                              -------------------------------------------------
               Total             $  (827)    $(2,987)     $22,868     $14,893
                              =================================================

         In the quarter ended June 30, 2003, Laclede Gas filed an election with the Internal Revenue Service to change its income tax method of accounting for the net costs of removal for certain straight-line vintage property, effective with fiscal year 2002. The Utility changed its method of accounting for tax purposes to expense such costs of removal, and take any related salvage proceeds into income; instead of charging removal costs, net of salvage proceeds, to the depreciation reserve. Deductible cost of removal resulting from this change in method of accounting decreased income tax expense by approximately $.3 million for the quarter ended June 30, 2003.

5.) Under the Gas Supply Incentive Plan (GSIP) of Laclede Gas, the Utility shared with its customers certain gains and losses related to the acquisition and management of its gas supply assets. The provisions of the GSIP extended through September 30, 2001. In September 2001, the MoPSC ruled that the GSIP should be allowed to expire. The Utility requested clarification and rehearing, which were denied. The Utility then sought a stay of the decision, which was denied, and then sought a judicial review of the MoPSC's decision. On April 3, 2003, the Cole County Circuit Court issued its Order and Judgment affirming the MoPSC's decision to terminate the GSIP. The Company has determined that it will not seek further judicial review of the MoPSC's decision. However, in the 2002 rate case, the Commission approved a new Gas Supply Incentive Plan applicable only to the Company's gas supply commodity costs. In addition, pursuant to the 2001 rate case settlement, the MoPSC authorized Laclede Gas to retain all income from releases of pipeline capacity effective December 1, 2001. Income from releases of pipeline capacity was previously shared with customers under the terms of the GSIP. Laclede Gas will continue to retain all income resulting from sales outside of its traditional service area, as previously authorized by the Commission. Income related to releases of pipeline capacity and sales made outside its traditional service area are volatile in nature and subject to market conditions.


                                                           Three Months Ended           Nine Months Ended
                                                                June 30,                     June 30,
                                                           ------------------           -----------------
                                                            2003         2002           2003         2002
                                                            ----         ----           ----         ----
                                                                             (Thousands)
         Pre-Tax Income - Capacity Release                 $1,523        $428          $2,838       $1,008
         Pre-Tax Income - Off System Sales                    408         512           7,123        3,615
                                                      ------------------------     ------------------------
         Total Pre-Tax Income                              $1,931        $940          $9,961       $4,623
                                                      ========================     ========================

6.) In compliance with generally accepted accounting principles, transactions between Laclede Gas and its affiliates as well as intercompany balances on Laclede Gas' balance sheet have not been eliminated from the Laclede Gas financial statements. These amounts are not disclosed on the face of the Laclede Gas financial statements, since they are not material.

         Laclede Gas provides administrative and general support to affiliates. All such costs, which are not material, are billed to the appropriate affiliates and are reflected in accounts receivable on Laclede Gas' Balance Sheet. Laclede Gas may also, on occasion, borrow funds from, or lend funds to, affiliated companies. At
         June 30, 2003, the Laclede Gas Balance Sheet reflected a total of $8.6 million of intercompany receivables and $23.8 million of intercompany payables.

7.) The Regulated Gas Distribution segment consists of the regulated operations of Laclede Gas. Laclede Gas is a public utility engaged in the retail distribution of natural gas serving an area in eastern Missouri, with a population of approximately 2.0 million, including the City of St. Louis, St. Louis County, and parts of eight other counties. The Non-Regulated Other segment includes the retail sales of gas appliances. There are no material intersegment revenues.

                                        Regulated
                                           Gas         Non-Regulated
         (Thousands)                   Distribution        Other         Eliminations  Consolidated
         ------------------------------------------------------------------------------------------
         Three Months Ended
         June 30, 2003
         -------------
         Operating revenues             $  114,207         $  622             $  -      $  114,829
         Earnings (loss)
          applicable to common
          stock                                 23             14                -              37
         Total assets                    1,004,537          1,629                -       1,006,166

         Nine Months Ended
         June 30, 2003
         -------------
         Operating revenues             $  688,828         $1,925             $  -      $  690,753
         Earnings (loss)
          applicable to common
          stock                             39,470             32                -          39,502
         Total assets                    1,004,537          1,629                -       1,006,166

         Three Months Ended
         June 30, 2002
         -------------
         Operating revenues             $   87,284         $  684             $  -      $   87,968
         Earnings (loss)
          applicable to common
          stock                             (3,376)           (19)               -          (3,395)
         Total assets                      926,018          1,523                -         927,541

         Nine Months Ended
         June 30, 2002
         -------------
         Operating revenues             $  527,297         $1,887             $  -      $  529,184
         Earnings (loss)
          applicable to common
          stock                             27,034             (4)               -          27,030
         Total assets                      926,018          1,523                -         927,541


8.) Laclede Gas is subject to various environmental laws and regulations that, to date, have not materially affected the Company's financial position and results of operations. As these laws, regulations, and their interpretation evolve, however, additional costs may be incurred.

         With regard to a former manufactured gas plant site located in Shrewsbury, Missouri, Laclede Gas and state and federal environmental regulators have agreed upon certain actions and those actions are nearing completion. Laclede Gas currently estimates the overall costs of these actions will be approximately $2.3 million. As of June 30, 2003, Laclede Gas has paid or reserved for these actions. If regulators require additional actions or assert additional claims, Laclede Gas will incur additional costs.

         Laclede Gas enrolled a second former manufactured gas plant site into the Missouri Voluntary Cleanup Program (VCP). The VCP provides opportunities to minimize the scope and cost of site cleanup while maximizing possibilities for site development. This site is located in and is presently owned by the City of St. Louis, Missouri. The City of St. Louis has separately authorized a developer to prepare both a Remedial Action Plan (RAP), for submission to the VCP, and a site development plan. Laclede Gas continues to explore with the developer what role, if any, it might play in these efforts. Laclede Gas continues to evaluate other options as well, including, but not limited to, the submission of its own RAP to the VCP. Laclede Gas currently estimates that the cost of site investigations, agency oversight and related legal and engineering consulting may be approximately $629,000. Currently, Laclede Gas has paid or reserved for these actions. Laclede has requested that other former site owners and operators share in these costs and one party has agreed to participate and has reimbursed Laclede Gas to date for $173,000. Laclede Gas anticipates additional reimbursement from this party. Laclede Gas plans to seek proportionate reimbursement of all costs relative to this site from other potentially responsible parties if practicable.

         Costs incurred are charged to expense or capitalized in accordance with generally accepted accounting principles. A predetermined level of expense is recovered through Laclede Gas' rates.

         Laclede Gas has been advised that a third former manufactured gas plant site previously operated but no longer owned by Laclede Gas may contain gas plant waste that may require remediation. Laclede Gas is working to determine the nature and extent of such waste, if any, and its responsibility, if any, for any remediation costs.

         While the scope of costs relative to the Shrewsbury site will not be significant, the scope of costs relative to the other sites is unknown and may be material. Laclede Gas has notified its insurers that it seeks reimbursement of its costs at these three manufactured gas plant sites. In response, the majority of insurers have reserved their rights. While some of the insurers have denied coverage, Laclede Gas continues to seek reimbursement from them. With regard to the Shrewsbury site, denials of coverage are not expected to have any material impact on the financial position and results of operations of Laclede Gas. With regard to the other two sites, since the scope of costs are unknown and may be significant, denials of coverage may have a material impact on the financial position and results of operations of Laclede Gas. Such costs, if incurred, have typically been subject to recovery in rates.

9.) On June 28, 2002, the Staff of the MoPSC filed its recommendation in a proceeding established to review Laclede Gas' gas costs for fiscal 2001. In its recommendation, the Staff proposed to disallow approximately $4.9 million in pre-tax gains achieved by Laclede
         Gas in its incentive-based Price Stabilization Program. This
         Program was discontinued at the end of the 2001-2002 heating season. Laclede Gas believes that Staff's position lacks merit and has vigorously opposed the adjustment in proceedings before the MoPSC, including a formal hearing that was held on this matter in February 2003. Nevertheless, on April 29, 2003, the MoPSC decided by a 3-2 vote to disallow the $4.9 million in pre-tax gains achieved by Laclede Gas, and directed Laclede Gas to flow through such amount to its ratepayers in its November 2003 PGA filing. On June 19, 2003, Laclede Gas appealed the MoPSC's decision to the
         Cole County Circuit Court. Laclede Gas continues to believe in the merit of its position and intends to vigorously pursue its appeal. To the extent that a final decision in the Courts sustains the Commission's disallowance, the proceeding's outcome could have a material effect on the future financial position and results of operations of Laclede Gas.

10.) In June 2001, the FASB issued SFAS No. 141, "Business Combinations", which requires all business combinations in the scope of this Statement to be accounted for using the purchase method. The provisions of this Statement apply to all business combinations initiated after June 30, 2001. The FASB also issued SFAS No. 142, "Goodwill and Other Intangible Assets", which addresses how acquired goodwill and other intangible assets that are acquired individually or with a group of other assets should be accounted for in financial statements upon acquisition and after they have been initially recognized in the financial statements. The adoption of SFAS Nos. 141 and 142 on October 1, 2002 did not have a material effect on the financial position and results of operations of Laclede Gas.

         The FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations", which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and associated asset retirement costs. It applies to legal obligations associated with the retirement of long-lived assets that result from acquisition, construction, development and/or the normal operation of a long-lived asset, except for certain obligations of lessees. The provisions of the Statement provide for rate-regulated entities that meet the criteria for application of SFAS No. 71, such as Laclede Gas, to recognize regulatory assets or liabilities for differences in the timing of recognition of the period costs associated with asset retirement obligations for financial reporting pursuant to this Statement and rate-making purposes. The adoption of this Statement on October 1, 2002 did not affect the financial position and results of operations of Laclede Gas. There are legal obligations related to final abandonment of the Utility's gas distribution system. However, these obligations related to mass property and other distribution system assets generally continue in perpetuity and can not be measured under SFAS No. 143 because of indeterminate settlement dates and cash flow estimates.

         SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure", provides alternative methods for a voluntary change to the fair value based method of accounting for stock-based compensation. In addition, this statement requires prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the method used on reported results. The disclosure provisions are effective for financial reports containing condensed financial statements for interim periods beginning after December 15, 2002. The required disclosures are included in Laclede Group's Note 9, page 11.

         SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities", amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. This Statement is effective for contracts entered into or modified after June 30, 2003, with certain exceptions, and for all hedging relationships designated after June 30, 2003. Laclede Gas does not expect a material effect on its financial position and results of operation.

         SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity", establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. Laclede Gas is currently reviewing the classification of its redeemable preferred stock on the Consolidated Balance Sheets. This item is currently classified between equity and liabilities. Laclede Gas does not expect any material effect on its financial position and results of operations.

         FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others", requires an entity to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. This requirement is to be applied on a prospective basis to guarantees issued or modified after December 31, 2002. This Interpretation also requires disclosures in interim and annual financial statements about obligations under certain guarantees that the entity has issued. These disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. This Interpretation did not have a material effect on the financial position and results of operations of Laclede Gas.

         FASB Interpretation No. 46, "Consolidation of Variable Interest Entities", addresses consolidation of business enterprises of variable interest entities. This Interpretation applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after

         June 15, 2003, to variable interest entities in which an enterprise holds a variable interest acquired before February 1, 2003. Laclede Gas does not expect a material effect on its financial position and results of operations.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

LACLEDE GAS COMPANY
-------------------

This management's discussion analyzes the financial condition and results of operations of Laclede Gas Company (Laclede Gas or the Utility). It includes management's view of factors that affect its business, explanations of past financial results including changes in earnings and costs from the prior year, and their effects on overall financial condition and liquidity.

Certain matters discussed in this report, excluding historical information, include forward-looking statements. Certain words, such as "anticipate," "believe," "estimate," "expect," "intend," "plan," "seek," and similar words and expressions identify forward-looking statements that involve uncertainties and risks. Future developments may not be in accordance with our expectations or beliefs and the effect of future developments may not be those anticipated. Among the factors that may cause results to differ materially from those contemplated in any forward-looking statement are:

o   weather conditions and catastrophic events;
o   economic, competitive, political and regulatory conditions;
o legislative, regulatory and judicial mandates and decisions, some of which may be retroactive, including those affecting
    o   allowed rates of return
    o   incentive regulation
    o   industry and rate structures
    o   purchased gas adjustment provisions
    o   franchise renewals
    o   environmental or safety matters;
    o   taxes;
    o   accounting standards;
o   the results of litigation;
o retention, ability to attract, ability to collect from and conservation efforts of customers;
o capital and energy commodity market conditions including the ability to obtain funds for necessary capital expenditures and the terms and conditions imposed for obtaining sufficient gas supply; and
o   employee workforce issues.

Readers are urged to consider the risks, uncertainties and other factors that could affect our business as described in this report. All forward-looking statements made in this report rely upon the safe harbor protections provided under the Private Securities Litigation Reform Act of 1995. We do not, by including this statement, assume any obligation to review or revise any particular forward-looking statement in light of future events.

The Management's Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the Utility's Financial Statements and the combined notes thereto.


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LACLEDE GAS COMPANY

RESULTS OF OPERATIONS

Laclede Gas' earnings are generated by the sale of heating energy, which has historically been heavily influenced by the weather. Due to the seasonal nature of the business of Laclede Gas, earnings are typically concentrated in the November through April period, which generally corresponds with the heating season. The Utility typically experiences losses during the non-heating season. This seasonal effect on Laclede Gas was tempered somewhat by the impact of the weather mitigation rate design implemented in November 2002.


Quarter Ended June 30, 2003
---------------------------

Net income was effectively breakeven for Laclede Gas for the quarter ended June 30, 2003 compared with a loss of $3.4 million for the quarter ended June 30, 2002. The improved results reflect the November 9, 2002 implementation of the new rate design and a general rate increase, and higher income from capacity release. These factors were partially offset by higher costs of doing business. Temperatures in Laclede Gas' service area during the quarter were 11% warmer than normal and 4% warmer than the same quarter last year. Seasonal losses typically experienced by the Utility were mitigated this year by the implementation of a new rate design that lessens the impact of weather on the Utility's earnings and recovers fixed costs more evenly during the heating season. This resulting shift in the interim margin revenue pattern resulted in higher margin revenue for the quarter ended June 30, 2003 compared with the same period last year.

Operating revenues for the quarter ended June 30, 2003 were $114.8 million, or $26.9 million more than the same period last year. The increase was primarily attributable to higher Purchased Gas Adjustment (PGA) Clause rates that are passed on to Utility customers (subject to prudence review), and to a lesser extent, to the effect of the general rate increase. These factors were partially offset by lower off-system sales revenues. System therms sold and transported were essentially the same as the quarter ended June 30, 2002.

Regulated operating expenses for the quarter ended June 30, 2003 increased $21.6 million from the same quarter last year. Natural and propane gas expense increased $18.7 million above last year's level primarily attributable to higher rates charged by our suppliers, partially offset by lower off-system gas expense. Other operation and maintenance expenses increased $1.6 million, or 5.4%, primarily due to higher pension costs and higher group insurance charges, partially offset by a lower provision for uncollectible accounts and reduced distribution charges. Depreciation and amortization expense decreased $.5 million primarily due to the effect of negative amortization of a portion of the depreciation reserve effective July 1, 2002, as authorized by the Missouri Public Service Commission (MoPSC). This effect was partially offset by increased depreciable property. Taxes, other than income, increased $1.8 million, or 18.5%, primarily due to higher gross receipts taxes (reflecting the increased revenues).

The $.3 million decrease in interest charges is primarily due to lower interest on long-term debt reflecting the May 2003 maturity of $25 million of 6 1/4% First Mortgage Bonds.

The increase in income taxes is primarily due to higher pre-tax income.


Nine Months Ended June 30, 2003
-------------------------------

Laclede Gas' earnings applicable to common stock were $39.5 million for the nine months ended June 30, 2003 compared with $27.0 million for the same period last year. The earnings of Laclede Gas were favorably affected by higher gas sales arising from temperatures in its service area that were colder than last year, the benefit of the general rate increases put into effect by Laclede Gas on December 1, 2001 and November 9, 2002 and higher income from off-system sales and capacity release. Temperatures for the nine-month period ended June 30, 2003 were 1% colder than normal and 20% colder than the same period last year. These


                                     12

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benefits were partially offset by the effect of income recorded in the same period last year produced by the Utility's Price Stabilization Program and higher costs of doing business.

Operating revenues for the nine months ended June 30, 2003 were $690.8 million, or $161.6 million more than the same period last year. The increase was primarily attributable to higher gas sales levels resulting from colder weather, higher PGA rates that are passed on to Utility customers (subject to prudence review), increased off-system and capacity release revenues, and the general rate increases. System therms sold and transported increased by 111.0 million therms, or 13.4%, above the nine months ended June 30, 2002.

Operating expenses for the nine months ended June 30, 2003 increased
$142.2 million from the same period last year. Natural and propane gas expense increased $128.8 million above last year's level primarily attributable to higher volumes purchased for sendout due to the colder weather, higher rates charged by our suppliers and higher off system gas expense. Other operation and maintenance expenses increased $8.3 million, or 8.9%, primarily due to increased pension costs, higher wage rates, higher group insurance charges, increased insurance premiums, and a higher provision for uncollectible accounts. These factors were partially offset by reduced distribution charges. Depreciation and amortization expense decreased $2.1 million primarily due to the effect of negative amortization of a portion of the depreciation reserve effective July 1, 2002, as authorized by the Missouri Public Service Commission (MoPSC). This effect was partially offset by increased depreciable property. Taxes, other than income, increased $7.2 million, or 17.5%, primarily due to higher gross receipts taxes (reflecting the increased revenues).

The $.8 million decrease in interest expense was primarily due to a reduction in short-term interest charges (reflecting reduced rates) and lower interest on long-term debt due to the May 2003 maturity of $25 million of 6 1/4% First Mortgage Bonds.

The increase in income taxes is mainly due to higher pre-tax income.


Regulatory Matters
------------------

Laclede Gas previously appealed the MoPSC's decision in its 1999 rate case relative to the calculation of its depreciation rates. The Circuit Court remanded the decision to the MoPSC based on inadequate findings of fact. The MoPSC upheld its previous order and Laclede Gas appealed this second order to the Circuit Court. In 2002, the Circuit Court ruled that the MoPSC's second order was lawful and reasonable, and Laclede Gas appealed the Circuit Court's decision to the Missouri Western District Court of Appeals. On
March 4, 2003 the Court of Appeals issued an opinion remanding the decision to the MoPSC based on the MoPSC's failure to support and explain its decision with adequate findings of fact. In May 2003, the Court of Appeals rejected the MoPSC's request that the Court reconsider its opinion or transfer this matter to the Missouri Supreme Court.

On May 31, 2002, the Staff of the Commission filed a Motion to Investigate Laclede Gas Company's alleged transfer of its gas supply function to Laclede Energy Services, Inc. (LES), a subsidiary of Laclede Group, and such action's ramifications, including whether such alleged transfer required Commission approval or was otherwise lawful. On June 10, 2002 Laclede Gas responded, pointing out that it had not transferred its gas supply functions to LES but had instead delegated five employees to LES with responsibility for performing various gas supply administrative duties, many of which had been performed in prior years by an outside party. Laclede Gas remained primarily responsible for the gas supply function. Laclede Gas urged the Commission to deny Staff's Motion on this and other grounds. The Commission concluded that a case should be established to investigate the issues raised by the Staff. The Commission also ordered the Staff to file a status report regarding progress of the investigation and Laclede Gas to file any responses to the Staff's status report. On March 28, 2003, Laclede Gas filed a Motion with the Commission indicating that LES would be dissolved and that in light of such action the parties had agreed that the investigation could be terminated and the case closed. On April 14, 2003, LES ceased to exist as a corporation. On April 22, 2003, the Commission ordered that the investigation be dismissed and the case closed. The dissolution of LES had no material effect on the financial position and results of operations of Laclede Gas.

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On July 29, 2002, Laclede Gas filed a proposed Catch-Up/Keep-Up Program with the MoPSC that would permit the Company to use a portion of the savings from its negotiated pipeline discounts to fund a low-income energy assistance program. Pursuant to, and among revisions to the Program filed by the Utility on September 23, 2002, the amount of discount savings that could be used for this purpose would be limited to $6 million per year. In response to certain objections filed by the MoPSC Staff and Missouri Office of the Public Counsel, the Commission suspended the tariffs implementing the Program and scheduled a prehearing conference that occurred on October 23, 2002. On January 16, 2003, the Commission, by a 3 to 2 vote, issued an order rejecting the proposed plan. On January 23, 2003, the Utility filed a Motion for Reconsideration seeking to identify whether the Commission would approve the Program at a reduced funding level of $3 million per year. On
February 13, 2003 the Commission convened a hearing for oral argument. On March 6, 2003 the Commission denied the Company's Motion for
Reconsideration.

On June 28, 2002, the Staff of the MoPSC filed its recommendation in a proceeding established to review Laclede Gas' gas costs for fiscal 2001. In its recommendation, the Staff proposed to disallow approximately
$4.9 million in pre-tax gains achieved by Laclede Gas in its incentive-based Price Stabilization Program. This Program was discontinued at the end of the 2001-2002 heating season. Laclede Gas believes that Staff's position lacks merit and has vigorously opposed the adjustment in proceedings before the MoPSC, including a formal hearing that was held on this matter in February 2003. Nevertheless, on April 29, 2003, the MoPSC decided by a 3-2 vote to disallow the $4.9 million in pre-tax gains achieved by Laclede Gas, and directed Laclede Gas to flow through such amount to its ratepayers in its November 2003 PGA filing. On June 19, 2003, Laclede Gas appealed the MoPSC's decision to the Cole County Circuit Court. Laclede Gas continues to believe in the merit of its position and intends to vigorously pursue its appeal. To the extent that a final decision in the Courts sustains the Commission's disallowance, the proceeding's outcome could have a material effect on the future financial position and results of operations of Laclede Gas.

On July 10, 2003, a bill was signed into Missouri law that, among other things, allows gas utilities to adjust their rates twice a year to recover the depreciation, property taxes, and rate of return on facility-related expenditures that are made to comply with state and federal safety requirements or to relocate facilities in connection with public improvement projects. This bill is expected to become effective late this summer. The Utility does not expect any impact during fiscal year 2003 due to the new law, and is currently evaluating the impact it may have on future periods.


Critical Accounting Policies
----------------------------

Our discussion and analysis of our financial condition, results of operations, liquidity and capital resources is based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. Generally accepted accounting principles require that we make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We evaluate our estimates on an ongoing basis. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. We believe the following represent the more significant items requiring the use of judgment and estimates in preparing our consolidated financial statements:

         Allowances for doubtful accounts - Estimates of the collectibility of trade accounts receivable are based on historical trends, age of receivables, economic conditions, credit risk of specific customers, and other factors.

         Employee benefits and postretirement obligations - Pension and postretirement obligations are calculated by actuarial consultants that utilize several statistical factors and other assumptions related to future events, such as discount rates, returns on plan assets, compensation increases, and mortality rates. The amount of expense recognized by the Utility is dependent on the regulatory treatment provided for such costs. Certain liabilities related to group medical benefits and workers'


                                     14

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         compensation claims, portions of which are self-insured and/or contain stop/loss coverage with third-party insurers to limit exposure, are established based on historical trends.

Laclede Gas accounts for its regulated operations in accordance with Statement of Financial Accounting Standards (SFAS) No. 71, "Accounting for the Effects of Certain Types of Regulation." This statement sets forth the application of accounting principles generally accepted in the United States of America for those companies whose rates are established by or are subject to approval by an independent third-party regulator. The provisions of SFAS No. 71 require, among other things, that financial statements of a regulated enterprise reflect the actions of regulators, where appropriate. These actions may result in the recognition of revenues and expenses in time periods that are different than non-regulated enterprises. When this occurs, costs are deferred as assets in the balance sheet (regulatory assets) and recorded as expenses when those amounts are reflected in rates. Also, regulators can impose liabilities upon a regulated company for amounts previously collected from customers and for recovery of costs that are expected to be incurred in the future (regulatory liabilities). Management believes that the current regulatory environment supports the continued use of SFAS No. 71 and that all regulatory assets and liabilities are recoverable or refundable through the regulatory process. We believe the following represent the more significant items recorded through the application of SFAS No. 71:

         The Utility's Purchased Gas Adjustment (PGA) Clause allows Laclede Gas to flow through to customers, subject to prudence review, the cost of purchased gas supplies, including the costs, cost reductions and related carrying costs associated with the Utility's use of natural gas financial instruments to hedge the purchase price of natural gas. The difference between actual costs incurred and costs recovered through the application of the PGA are recorded as regulatory assets and liabilities that are recovered or refunded in a subsequent period.

         Laclede Gas records deferred tax liabilities and assets measured by enacted tax rates for the net tax effect of all temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes, and the amounts used for income tax purposes. Changes in enacted tax rates, if any, will be reflected by entries to regulatory asset or liability accounts for regulated operations. Also, pursuant to the direction of the MoPSC, Laclede Gas' provision for income tax expense for financial reporting purposes reflects an open-ended method of tax depreciation. This method is consistent with the regulatory treatment prescribed by the MoPSC to depreciate the Utility's assets.

For further discussion of significant accounting policies, see the Notes to the Consolidated Financial Statements included in the Company's 10-K for the year ended September 30, 2002.

Accounting Pronouncements
-------------------------

In June 2001, the FASB issued SFAS No. 141, "Business Combinations", which requires all business combinations in the scope of this Statement to be accounted for using the purchase method. The provisions of this Statement apply to all business combinations initiated after June 30, 2001. The FASB also issued SFAS No. 142, "Goodwill and Other Intangible Assets", which addresses how acquired goodwill and other intangible assets that are acquired individually or with a group of other assets should be accounted for in financial statements upon acquisition and after they have been initially recognized in the financial statements. The adoption of SFAS Nos. 141 and 142 on October 1, 2002 did not have a material effect on the financial position and results of operations of Laclede Gas.

The FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations", which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and associated asset retirement costs. It applies to legal obligations associated with the retirement of long-lived assets that result from acquisition, construction, development and/or the normal operation of a long-lived asset, except for certain obligations of lessees. The provisions of the Statement provide for rate-regulated entities that meet the criteria for application of SFAS No. 71, such as Laclede Gas, to recognize regulatory assets or liabilities for differences in the timing of recognition of the period costs associated with asset retirement obligations for financial reporting pursuant to this Statement and rate-making purposes. The adoption of this


                                     15

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Statement on October 1, 2002 did not affect the financial position and results of operations of Laclede Gas. There are legal obligations related to final abandonment of the Utility's gas distribution system. However, these obligations related to mass property and other distribution system assets generally continue in perpetuity and can not be measured under SFAS No. 143 because of indeterminate settlement dates and cash flow estimates.

SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure", provides alternative methods for a voluntary change to the fair value based method of accounting for stock-based compensation. In addition, this statement requires prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the method used on reported results. The disclosure provisions are effective for financial reports containing condensed financial statements for interim periods beginning after December 15, 2002. The required disclosures are included in Laclede Group's Note 9, page 11.

SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities", amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. This Statement is effective for contracts entered into or modified after June 30, 2003, with certain exceptions, and for all hedging relationships designated after June 30, 2003. Laclede Gas does not expect a material effect on its financial position and results of operation.

SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity", establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. Laclede Gas is currently reviewing the classification of its redeemable preferred stock on the Consolidated Balance Sheets. This item is currently classified between equity and liabilities. Laclede Gas does not expect any material effect on its financial position and results of operations.

FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others", requires an entity to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. This requirement is to be applied on a prospective basis to guarantees issued or modified after December 31, 2002. This Interpretation also requires disclosures in interim and annual financial statements about obligations under certain guarantees that the entity has issued. These disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. This Interpretation did not have a material effect on the financial position and results of operations of Laclede Gas.

FASB Interpretation No. 46, "Consolidation of Variable Interest Entities", addresses consolidation of business enterprises of variable interest entities. This Interpretation applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest acquired before February 1, 2003. Laclede Gas does not expect a material effect on its financial position and results of operations.


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Credit Ratings
--------------

As of June 30, 2003, credit ratings for outstanding securities for Laclede Gas issues were as follows:

Type of Facility                       S&P            Moody's         Fitch
------------------------------------------------------------------------------
Laclede Gas First Mortgage Bonds        A                A3             A+
Laclede Gas Commercial Paper           A-1              P-2

On May 5, 2003, Standard & Poor's (S&P) downgraded the long-term corporate credit rating for Laclede Gas' First Mortgage Bonds from A+ to A. S&P cited bondholder protection parameters that have eroded due to several successive warmer-than-normal winters and increasing debt leverage as reasons for the downgrade. S&P ratings outlook is currently stable.

The Utility's ratings remain investment grade, and the Utility believes that it will have adequate access to the markets to meet its capital requirements. These ratings remain subject to review and change by the rating agencies.


Liquidity and Capital Resources
-------------------------------

The Utility's short-term borrowing requirements typically peak during colder months when Laclede Gas borrows money to cover the gap between when it purchases its natural gas and when its customers pay for that gas. These short-term cash requirements have traditionally been met through the sale of commercial paper supported by lines of credit with banks.

Laclede Gas currently has a primary line of credit in place of up to $215 million, expiring September 15, 2003, and supplemental credit lines of $15 million expiring January 31, 2004. During the quarter ending June 30, 2003, Laclede Gas sold commercial paper aggregating to a maximum of $148.1 million at any one time, but did not borrow from the banks under the aforementioned agreements. At this writing, Laclede Gas has aggregate lines of credit totaling $230 million. Short-term commercial paper borrowings outstanding at June 30, 2003 were $128.9 million at a weighted average interest rate of 1.22%. In addition, Laclede Gas has a short-term loan with Laclede Group of $15 million at June 30, 2003. Based on short-term borrowings at June 30,
2003, a change in interest rates of 100 basis points would increase or decrease pre-tax earnings and cash flows by approximately $1.4 million on an annual basis.

Most of Laclede Gas' lines of credit include a covenant limiting total debt, including short-term debt, to no more than 70% of total capitalization. On June 30, 2003, total debt was 59% of total capitalization.

Laclede Gas has filed a shelf registration on Form S-3. Of the $350 million of securities originally registered under this S-3, $270 million of debt securities remained registered and unissued as of June 30, 2003. The MoPSC authorization for issuing securities registered on Form S-3 expires in September 2003. On July 9, 2003, the Utility filed a request with the MoPSC to extend their authorization through September 1, 2006. The amount, timing and type of additional financing to be issued under this shelf registration will depend on cash requirements and market conditions.

On May 1, 2003, $25 million of 6 1/4% Series First Mortgage Bonds matured and was funded with the sale of commercial paper.

Utility construction expenditures were $34.7 million for the nine months ended June 30, 2003, compared with $33.9 million for the same period last year.

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Capitalization at June 30, 2003, excluding current obligations of long-term debt, increased $20.5 million since September 30, 2002 and consisted of 52.1% common stock equity, .2% preferred stock and 47.7% long-term debt.

The seasonal nature of Laclede Gas' sales affects the comparison of certain balance sheet items at June 30, 2003 and at September 30, 2002, such as Accounts Receivable - Net, Gas Stored Underground, Notes Payable, Accounts Payable, Regulatory Liabilities, and Advance and Delayed Customer Billings.


Market Risk
-----------

Laclede Gas adopted a risk management policy that provides for the purchase of natural gas financial instruments with the goal of managing price risk associated with purchasing natural gas on behalf of its customers. This policy prohibits speculation. Costs and cost reductions, including carrying costs, associated with the Utility's use of natural gas financial instruments are allowed to be passed on to the Utility's customers through the operation of its Purchased Gas Adjustment Clause, through which the MoPSC allows the Utility to recover gas supply costs. Accordingly, Laclede Gas does not expect any adverse earnings impact as a result of the use of these financial instruments. At June 30, 2003, the Utility held approximately 8.7 million MmBtu of futures contracts at an average price of $5.94 per MmBtu. Additionally, approximately 23.4 million MmBtu of other price risk mitigation was in place through the use of option-based strategies. These positions have various expiration dates, the longest of which extends through September 2004.


Environmental Matters
---------------------

Laclede Gas is subject to various environmental laws and regulations that, to date, have not materially affected the Company's financial position and results of operations. As these laws, regulations, and their interpretation evolve, however, additional costs may be incurred.

With regard to a former manufactured gas plant site located in Shrewsbury, Missouri, Laclede Gas and state and federal environmental regulators have agreed upon certain actions and those actions are nearing completion. Laclede Gas currently estimates the overall costs of these actions will be approximately $2.3 million. As of June 30, 2003, Laclede Gas has paid or reserved for these actions. If regulators require additional actions or assert additional claims, Laclede Gas will incur additional costs.

Laclede Gas enrolled a second former manufactured gas plant site into the Missouri Voluntary Cleanup Program (VCP). The VCP provides opportunities to minimize the scope and cost of site cleanup while maximizing possibilities for site development. This site is located in and is presently owned by the City of St. Louis, Missouri. The City of St. Louis has separately authorized a developer to prepare both a Remedial Action Plan (RAP), for submission to the VCP, and a site development plan. Laclede Gas continues to explore with the developer what role, if any, it might play in these efforts. Laclede Gas continues to evaluate other options as well, including, but not limited to, the submission of its own RAP to the VCP. Laclede Gas currently estimates that the cost of site investigations, agency oversight and related legal and engineering consulting may be approximately $629,000. Currently, Laclede Gas has paid or reserved for these actions. Laclede has requested that other former site owners and operators share in these costs and one party has agreed to participate and has reimbursed Laclede Gas to date for $173,000. Laclede Gas anticipates additional reimbursement from this party. Laclede Gas plans to seek proportionate reimbursement of all costs relative to this site from other potentially responsible parties if practicable.

Costs incurred are charged to expense or capitalized in accordance with generally accepted accounting principles. A predetermined level of expense is recovered through Laclede Gas' rates.

Laclede Gas has been advised that a third former manufactured gas plant site previously operated but no longer owned by Laclede Gas may contain gas plant waste that may require remediation. Laclede Gas is working to determine the nature and extent of such waste, if any, and its responsibility, if any, for any remediation costs.

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While the scope of costs relative to the Shrewsbury site will not be significant, the scope of costs relative to the other sites is unknown and may be material. Laclede Gas has notified its insurers that it seeks reimbursement of its costs at these three manufactured gas plant sites. In response, the majority of insurers have reserved their rights. While some of the insurers have denied coverage, Laclede Gas continues to seek reimbursement from them. With regard to the Shrewsbury site, denials of coverage are not expected to have any material impact on the financial position and results of operations of Laclede Gas. With regard to the other two sites, since the scope of costs are unknown and may be significant, denials of coverage may have a material impact on the financial position and results of operations of Laclede Gas. Such costs, if incurred, have typically been subject to recovery in rates.


                                     19